EX – 99.(h)(9)

Amendment to Administration Agreement

Schedule A

Name of Fund	Name of Fund
Prime Money Market Fund	Diversified Real Estate Fund

Government Money Market Fund	Equity Income Fund

Tax-Exempt Money Market Fund	Equity Growth Fund

Growth & Income fund	Total Return Bond Fund

Limited Maturity Bond Fund	National Tax-Exempt Bond Fund

Maryland Tax-Exempt Bond Fund	Tax-Exempt Limited Maturity Bond Fund

International Equity Fund	Capital Opportunities Fund

Low Duration Bond Fund	Dow Jones 100 U.S. Portfolio Fund

Dow Jones 80 U.S. Portfolio Fund	Dow Jones 60 U.S. Portfolio Fund

Dow Jones 40 U.S. Portfolio Fund	Dow Jones 20 U.S. Portfolio Fund

Mercantile Funds, Inc.

By:	/s/ Cornelia H. McKenna

Name:	Cornelia H. McKenna
Title:	Vice President
Date:	January 30, 2004

Mercantile Capital Advisors, Inc.

By:	/s/ John J. Pileggi

Name:	John J. Pileggi
Title:	President
Date:	January 30, 2004